May 6, 2005



VIA EDGAR & FEDERAL EXPRESS
---------------------------

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
Mail Stop 0306

Attn.:  Brian Cascio,
        Accounting Branch Chief

                  RE: BANKERS STORE, INC.
                      FORMS 10-KSB AND 10-QSB
                      SEC FILE NO. 0-08880
                      --------------------

Ladies and Gentlemen:

                  We are in receipt of the comments of the Securities and Exchange Commission (the "Commission") to the Annual Report on Form 10-KSB for the year ended May 31, 2004 (the "Annual Report") and the Quarterly Reports on Form 10-QSB for the quarters ended August 31, 2004 and November 31, 2004 (the "Quarterly Reports") (collectively, the "Reports") of The Banker's Store, Inc. (the "Company") by letter dated April 18, 2005 to Mr. Paul D. Clark, the Company's President, Chief Executive Officer and Chief Financial Officer, and have set forth below the Company's responses. The responses correspond to the numbered items in the Commission's letter. For your convenience, we have also inserted each of your comments above the corresponding response. We are transmitting herewith amendments to the Annual Report and the Quarterly Report for the August 31, 2004 quarter (each, an "Amendment," collectively, the "Amendments"), which reflect certain of the comments in your letter as appropriate.

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Securities and Exchange Commission
May 6, 2005
Page 2 of 6

FORM 10-KSB FOR THE FISCAL YEAR MAY 31, 2004

GENERAL
ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - PAGES 5-8
RESULTS OF OPERATIONS
COST OF GOODS SOLD - PAGE 8

1. We note the significant affect of product mix on your gross margin. In future filings further discuss and quantify the impact that the shift in the sales of new versus used/refurbished products had each period. In addition, provide more details of the reasons for the significant decline in gross profit percentage during the annual and interim periods and clarify whether this is a trend that is expected to continue.

RESPONSE:

         The staff's comment is duly noted, and the Company will comply in its future filings.

2. As a related matter, please note that each significant factor that contributed to the significant variances in revenue and expense amounts for each period presented should also be quantified and discussed. Please apply throughout MD&A to the extent practicable in future filings.

RESPONSE:

         The staff's comment is duly noted, and the Company will comply in its future filings.

LIQUIDITY AND CAPITAL RESOURCES - PAGE 8

3. In future filings disclose more details of the significant increase in accounts receivable at May 31, 2004 and during the interim period in light of the decrease in revenue during this period. We also note the significant increase in the provision for doubtful accounts. Clarify whether there are any collectibility concerns.

RESPONSE:

         The staff's comment is duly noted, and the Company will comply in its future filings.

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Securities and Exchange Commission
May 6, 2005
Page 3 of 6

SECTION 302 CERTIFICATION - EXHIBIT 31.1

4. We note that your section 302 certification omitted item 5. The required certification must be in the exact form prescribed; the wording of the required certification may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification pursuant to Part III.E of Release No. 8238. Accordingly, please file an amendment to your Form 10-KSB that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in
         Item 601(b)(31) of Regulation S-B.

RESPONSE:

         The Company is filing a corrected certification with the Amendment.

FINANCIAL STATEMENTS
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES - PAGE F-7 REVENUE RECOGNITION - PAGE F-7

5. We note that you recognize revenue upon shipment. In future filings provide more specific details of your revenue recognition policy for all significant products and services. Clarify the basis for recognizing revenue at the time of shipment and the impact of any rights of return, customer acceptance, credits or other sales incentives or other post shipment obligations. In addition, clarify whether your products have multiple element arrangements under EITF 00-21.

RESPONSE:

         The staff's comment is duly noted, and the Company will comply in its future filings.

NOTE 5 - ADVANCES FROM PRINCIPAL STOCKHOLDER - PAGE F-9

6. We note that the advances from your principal shareholder are noninterest bearing. Revise future filings to accrue interest on the advances as required by SAB Topic 1.B.1.

RESPONSE:

         The staff's comment is duly noted, and the Company will comply in its future filings.

NOTE 7 - RELATED PARTY TRANSACTIONS - PAGE F-10

7. On page 10 under Item 10, Executive Compensation, you disclose that the balance of Mr. Clark's compensation not paid in cash is deferred into a note payable. Please tell us whether the amount is included in operating expenses in your consolidated statements of operations.

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Securities and Exchange Commission
May 6, 2005
Page 4 of 6

RESPONSE:

         This amount is included as an operating expense in the Company's consolidated statement of operations.

NOTE 8 - CONTINGENCIES - PAGE F-11
PRIVATE PLACEMENT - B.G. BANKING - PAGE F-11

8. In future filings, revise to disclose when the 189,750 shares issued in satisfaction of subscription agreements were issued. In addition, clarify how you accounted for the $109,674 received from Taurus.

RESPONSE:

         The staff's comment is duly noted, and the Company will comply in its future filings.

WARRANTIES

9. Revise future filings to include all the disclosure requirements by FIN 45 or indicate why this disclosure is not required.

RESPONSE:

         The Company has no warranty obligations under the terms of its customer agreements. Accordingly, the disclosure is not required.

NOTE 10 - SEGMENTS - PAGE F-15

10. In future filings provide the segment disclosures required by paragraph 25.b of SFAS 131 for other assets. In addition, provide all the disclosures required by paragraph 27 of SFAS 131.

RESPONSE:

         The staff's comment is duly noted, and the Company will comply in its future filings.

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Securities and Exchange Commission
May 6, 2005
Page 5 of 6

FORM 10-QSB AS OF AUGUST 31, 2004

LITIGATION - PAGES 4 AND 5
NOTE 4 - LITIGATION - PAGE F-7

11. Supplementally and in future filings provide more details of the litigation discussed on pages 4 and 5 and in Note 4, including details of the status of each of these matters, your estimate of the possible losses and the amounts recorded in the financial statements.

RESPONSE:

         The staff's comment is duly noted, and the Company will comply in its future filings. The status of these matters is exactly as stated in Note 4 and the Litigation section in the Annual Report, the Quarterly Reports and in the Company's subsequent filings. It is nearly impossible to render a meaningful estimate of losses resulting from either case with any accuracy because of the nature of the claims made and the surrounding circumstances. Accordingly, no amounts have been recorded in the financial statements with respect thereto.

SECTION 302 CERTIFICATION - EXHIBIT 31.1

12.      We note that your section 302 certification included an additional item
         6. The required certification must be in the exact form prescribed; the wording of the required certification may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification pursuant to Part III.E of Release No. 8238. Accordingly, please file an amendment to your Form 10-QSB that includes the entire filing together with the certifications of each of your current CEO and CFO in the form set forth in Item 601(b)(31) of Regulation S-B.

RESPONSE:

         The Company is filing a corrected certification with the Amendment.

         Please do not hesitate to contact the undersigned or Mary P. O'Hara of our office with any questions or further comments. Thank you.

                                               Very truly yours,


                                               /s/ Jeffrey A. Rinde

Encl.

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Securities and Exchange Commission
May 6, 2005
Page 6 of 6

cc:      Patrick Enunwaonye,
         Staff Accountant
         Martin James,
         Senior Assistant Chief Accountant